SPROTT FUNDS TRUST

320 Post Road, Suite 230
Darien, Connecticut 06820

January 8, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering September 30, 2024 through September 30, 2025 for Sprott Funds Trust

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “40 Act”), please find the following information with respect to the Sprott Funds Trust (the “Trust”). Please note for the Securities and Exchange Commission’s records, the following:

a)	A copy of the Trust’s executed Fidelity Bond issued by AIG Insurance Company of Canada (“Fidelity Bond”) is enclosed under Exhibit 1:

b)	A copy of the resolutions approved by the Trust’s Board of Trustees, including a majority of Trustees who were not considered “interested persons” within the meaning of the 40 Act, approving the Fidelity Bond is enclosed under Exhibit 2:

c)	The Fidelity Bond covers the period from September 30, 2024 to September 30, 2025 and

d)	The premiums have been paid or will be paid during the term of the Fidelity Bond for the period from September 30, 2024 to September 30, 2025.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Thomas W. Ulrich
Thomas W. Ulrich
President, Secretary & Chief Compliance Officer

Exhibit 1

AIG Insurance Company of Canada

(Herein called Underwriter)

BOND NUMBER: 01-615-49-79	REPLACEMENT OF BOND NUMBER: 01-545-70-85

FINANCIAL INSTITUTIONS BOND

Standard Form No. 14, Revised to May, 2011

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):
SPROTT FUNDS TRUST

Principal Address:	200 BAY ST SUITE 2600
TORONTO, ON M5J -2J1

Item 2.	Bond Period: From 12:01 a.m. on September 30, 2024 to 12:01 a.m. on September 30, 2025

	(month, day, year)	(month, day, year)
Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be	$30,000,000 US
Item 4.	Subject to Sections 4 and 12 hereof, the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is	$15,000,000 US
	and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is	$25,000 US

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability		Single Loss Deductible
Insuring Agreement (D)-FORGERY OR ALTERATION	$15,000,000	US	$25,000	US
Insuring Agreement (E)-SECURITIES	$15,000,000	US	$25,000	US
Coverage on Partners or Members	Not Covered		Not Covered
Additional Insuring Agreements and Coverages:
Computer Systems Fraud	$15,000,000	US	$25,000	US
Data Processing Service Ops	$15,000,000	US	$25,000	US
Voice Initiated Transfer Fraud	$15,000,000	US	$25,000	US
Telefacsimile Transfer Fraud	$15,000,000	US	$25,000	US
Destruction of Data or Programs by Hacker	$15,000,000	US	$25,000	US
Destruction of Data or Programs by Virus	$15,000,000	US	$25,000	US
Voice Computer Systems Fraud	$15,000,000	US	$25,000	US
Impersonation Fraud - Unauthenticated	$250,000	US	$50,000	US
Impersonation Fraud - Authenticated	$15,000,000	US	$25,000	US

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
#l, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17, #18, #19, #20, #21, #22, #23

1717193

TSB5062CAN	Page 1 of 3

All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

Item 6.	The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is: $25,000 US

Item 7.	For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:

Not Applicable

Item 8.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No. (s) 15926040

Such termination or cancelation to be effective as of the time this bond becomes effective.

Item 9.	Premium: $21,000 US

Item 10. Underwriter

(a) Underwriter Address:	Canadian Head Office
120 Bremmer Boulevard, Suite 2200
Toronto, ON M5J 0A8

(b) Notice Of Loss And Occurrences To Be Sent To:
By e-mail:	financialclaimsCA@aig. com
By mail:	AIG, Financial Lines Claims
120 Bremner Boulevard, Suite 2200
Toronto, ON M5J 0A8

In either case, reference the policy number and “Financial Institutions Bond Standard Form No. 14.”

All limits of insurance, premiums and other sums of money as expressed in this policy are in Canadian currency unless otherwise stated in writing

By signing below, the President and Chief Executive Officer of the Insurer agrees on behalf of the Insurer to all the terms of this Policy.

President and Chief Executive Officer
AIG Insurance Company of Canada

TSB5062CAN	Page 2 of 3

TORONTO	November 7, 2024

Signed At	Date

HUB INTERNATIONAL ONTARIO LIMITED

130 KING ST. W.

STE 1100

TORONTO, ON M5X 1E

TSB5062CAN	Page 3 of 3

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a Messenger, or

(2) a Transportation Company and being transported in an armored motor vehicle, or

(3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1) Negotiable Instrument (except an Evidence of Debt),

(2) Certificate of Deposit,

(3) Letter of Credit,

(4) Withdrawal Order,

(5) receipt for the withdrawal of Property, or

(6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a) Certificated Security,

(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Certificate of Deposit; or

(d) Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

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GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

CHANGE OF OWNERSHIP-NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

The Underwriter, at its sole option, may elect to conduct the defence of such legal proceeding, in whole or in part. The defence by the Underwriter shall be in the Insured's name through legal counsel selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defence.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any legal fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of cheques drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

TSB 5062c CAN (5/11)

Page 2 of 6

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(h) Financial Interest in the Insured of the Insured's general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners' or Members' investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a cheque without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a cheque.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honour drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured's Property away from the Insured's premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewellery, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion,radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice,

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fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash cheques, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured's accepting cheques payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

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LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defence of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defence at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and legal fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the Canadian dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT— SUBROGATION— RECOVERY—

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

TSB 5062c CAN (5/11)

Page 5 of 6

COOPERATION

Section 8. Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter's examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

TERMINATION OR CANCELLATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by Provincial, Territorial, State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

CONFORMANCE TO LAW

Section 14.

Coverage under this bond shall not be provided to the extent prohibited by any law. Where this bond is legally required to be interpreted in accordance with the laws of the Province of Quebec:

(1) Les parties ont expressément convenu que cette convention ainsi que tous documents y afférents soient rédigés en langue anglaise seulement. The parties have expressly agreed that this agreement and all related documents be drafted in the English language only.

(2) The bond provisions shall be deemed to be amended to comply with the applicable mandatory provisions of the Quebec Civil Code, but only to the extent necessary to comply with such mandatory provisions of the Quebec Civil Code and only to the extent that such mandatory provisions are contrary to the existing terms of this bond.

By signing below, the President and Chief Executive Officer of the Company agrees on behalf of the Company to all the terms of this bond.

This bond shall not be valid unless signed at the time of issuance by an authorized representative of the Company, either above or on the Declarations page of the bond.

TSB 5062c CAN (5/11)

Page 6 of 6

RIDER# 1

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

COMPUTER CRIME COVERAGE RIDER CANADIAN FORM 14 VERSION

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.      Item 4 of the Declarations is hereby amended by adding the following:

	Single Loss Limit of Liability	Single Loss Deductible

Computer Systems Fraud	$15,000,000 US	$25,000 US

Data Processing Service Operations	$15,000,000 US	$25,000 US

Voice Initiated Transfer Fraud	$15,000,000 US	$25,000 US

Telefacsimile Transfer Fraud	$15,000,000 US	$25,000 US

Destruction of Data or Programs by Hacker	$15,000,000 US	$25,000 US

Destruction of Data or Programs by Virus	$15,000,000 US	$25,000 US

Voice Computer Systems Fraud	$15,000,000 US	$25,000 US

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	1

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

2.	The Declarations page is hereby amended by adding the following paragraph to the end thereof:

Item 11.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $N/A.

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $25,000 US.

3.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

COMPUTER SYSTEMS FRAUD

(G)	Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	2

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(H)	Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)	entry of Electronic Data or a Computer Program into, or

(2)	change of Electronic Data or a Computer Program within

a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	3

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(iii)	an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(I)	Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	4

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)	if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(J)	Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)	purports and reasonably appears to have originated from:

(a)         a Customer of the Insured,

(b)         another financial institution, or

(c)         another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)	contains the name of a person authorized to initiate such transfer;

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	5

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K)	Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate “Single Loss”.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L)	Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	6

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate “Single Loss”.

VOICE COMPUTER SYSTEM FRAUD

(M)	Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)	failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

4.	GENERAL AGREEMENTS B. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE is hereby deleted in its entirety and is replaced with the following:

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	7

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS - CONSOLIDATION,
MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

B.     If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a)	has occurred or will occur in offices or premises or computer systems, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	8

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

5.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS (s) “Property” of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

6.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)	Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii)	Computer System means:

(1)	computers with related peripheral components, including storage components wherever located;

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communication networks, including the internet

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	9

RIDER# 1        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iv)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)	Funds means Money on deposit in an account;

(vi)	Restoration Costs means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination.

Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1)	any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or

(2)	any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs;

©American International Group, Inc. All right reserved.

RIDER 001

136015 CAN (03/20)	10

RIDER# 1 (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(vii)	System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(viii)	System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(ix)	System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(x)	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(xi)	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

©American International Group, Inc. All rights reserved.

RIDER 001

136015 CAN (03/20)	11

RIDER# 1 (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(xii)	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)	of a type commonly dealt in securities, exchanges or markets; and

3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(xiii)	Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

7.	Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following exclusions to the end thereof:

(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)	loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)	loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

©American International Group, Inc. All rights reserved.

RIDER 001

136015 CAN (03/20)	12

RIDER# 1 (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(iv)	loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v)	loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi)	loss resulting directly or indirectly from theft of confidential information;

(vii)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

©American International Group, Inc. All rights reserved.

RIDER 001

136015 CAN (03/20)	13

RIDER# 1 (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(x)	loss resulting directly or indirectly from:

(1)	written instructions or advices, or

(2)	telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)	loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:

a.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

b.	failure or breakdown of electronic data processing media; or

c.	error or omission in programming or processing;

©American International Group, Inc. All rights reserved.

RIDER 001

136015 CAN (03/20)	14

RIDER# 1 (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

(xvi)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(xviii)	loss of potential income, including but not limited to interest and dividends;

©American International Group, Inc. All rights reserved.

RIDER 001

136015 CAN (03/20)	15

RIDER# 1 (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured;

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

(xxv)	loss as a result of a threat

1)	to do bodily harm to any person;

2)	to do damage to the premises or property of the Insured; or

3)	to Computer Systems operations;

©American International Group, Inc. All rights reserved.

RIDER 001

136015 CAN (03/20)	16

RIDER# 1 (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

8.	Solely for the coverage provided by this rider, Section 5. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

(g)	Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

(h)	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 001

136015 CAN (03/20)	17

RIDER# 2

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

FRAUDULENT TRANSFER INSTRUCTIONS RIDER

1.	In consideration of the premium charged, it is hereby understood and agreed that the following Insuring Agreement is added to the bond:

FRAUDULENT TRANSFER INSTRUCTIONS VIA TELEPHONE AND EMAIL

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telephone or electronic mail and which purported to be from:

(a)	such Customer,

(b)	an Employee of the Insured who was acting on instructions or authority of such Customer; or

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions,

and the instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions, but the instruction was not from a person described in (a), (b) or (c) above, provided that:

(1)   for any transfer exceeding the amount set forth in Item 7 of this Rider, the Insured verified the instruction via a password, a PIN or other security code, a call back to a predetermined telephone number set forth in the Insured’s Written agreement with such Customer, or another verification procedure approved in writing by the Underwriter; and

(2)   solely with respect to instructions transmitted via telephone, the Insured preserved a contemporaneous record of the instruction that verifies the use of a password, PIN or other security code, or of the call back, if any.

2.	As used in this Rider, Customer means a natural person or entity that has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

©American International Group, Inc. All rights reserved.

RIDER 002

121263 (04/17)	1

RIDER# 2     (continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

3.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a)	loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code;

(b)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract; Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

4.	For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

5.	The Single Loss Limit of Liability applicable to loss under this Insuring Agreement is: $15,000,000 US

6.	The Single Loss Deductible applicable to loss under this Insuring Agreement is: $25,000 US

7.	Any single transfer in excess of $25,000 US will require verification via a method described in paragraph 1 above.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

©American International Group, Inc. All rights reserved.

RIDER 002

121263 (04/17)	2

RIDER# 2     (continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 002

121263 (04/17)	3

RIDER # 3

This Rider, effective at 12:01 am September 30, 2024 forms a part of

Bond number 01-615-49-79

Issued to:    SPROTT FUNDS TRUST

By:   AIG Insurance Company of Canada

Product Name:      Fidelity Bond Form 14

MAIL COVERAGE RIDER

It is agreed that:

1.	The attached bond is amended by deleting paragraph (1) of Exclusion (r), Section 2, and by substituting in lieu thereof the following:

“(1) in the mail, except as covered under Mail Coverage Insuring Agreement below, or”

2.	“MAIL COVERAGE

All risks of physical loss or damage to or destruction of Property, while being shipped from offices of the Insured, First Class Mail, Registered Mail or Registered Air Mail.”

3.	The total liability of the Underwriter under the foregoing Mail Coverage Insuring Agreement is limited to the sum of $15,000,000 Dollars with respect to Registered Mail or Registered Air Mail and $15,000,000 Dollars with respect to First Class Mail, it being understood, however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations Page of the attached bond.

4.	This Insuring Agreement set forth in paragraph numbered 2 of this rider shall not be subject to any deductible amount.

5.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

 © American International Group, Inc. All rights reserved.

RID 003

123775 CAN (03/17)	Page 1 of 1

RIDER# 4

This rider, effective             12:01 am             September 30, 2024              forms a part of

bond number 01-615-49-79

issued to SPROTT FUNDS TRUST

by        AIG Insurance Company of Canada

INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
(“AND” TO “OR” EXCEPT LOANS OR TRADING PLUS ROBINHOOD)

It is agreed that:

1.	Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is deleted in its entirety and replaced with the following:

FIDELITY

(A)        Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; or
(2)	to obtain financial benefit for the Employee or another person or entity; or
(3)	to cause the intentional transfer of funds or Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such funds or Property, and which Property is not lawfully recovered by the Insured.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)	Loans, that portion of the loss involving an Loan is not covered unless the Employee also was in collusion with one or more parties to the loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or
(b)	trading that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including, but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

© American International Group, Inc. All rights reserved.

END 004

109204 (8/11)	1

RIDER# 4          (continued)

As used in this Insuring Agreement, loss does not include any employee benefits (including, but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

2.	Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this rider), the following definitions are added to the attached bond:

“Loans” means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

“Trading” means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

 © American International Group, Inc. All rights reserved.

END 004

109204 (8/11)	2

RIDER # 5

This rider, effective at 12:01 am             September 30, 2024        forms a part of

Bond number       01-615-49-79

Issued to:   SPROTT FUNDS TRUST

By:    AIG Insurance Company of Canada

Product Name:        Fidelity Bond Form 14

AUDIT EXPENSE RIDER

It is agreed that:

1.	Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is amended by inserting the following at the end thereof:

Expense incurred by the Insured for that part of the cost of audits or examinations required by State, Provincial, Territorial or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	Paragraph (d) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.	Paragraph (u) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

© American International Group, Inc. All rights reserved.

END 005

101779 CAN (04/17)	Page 1 of 2

RIDER # 5        (continued)

4.	Item 4 of the Declarations is amended to include the following:

	Single Loss	Single Loss
	Limit of Liability	Deductible

Audit Expense	$250,000	$0

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 005

101779 CAN (04/17)	Page 2 of 2

RIDER# 6

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

IMPERSONATION FRAUD

(FRAUDULENTLY-INDUCED PAYMENT COVERAGE; SEPARATE SUBLIMITS FOR
AUTHENTICATED AND UNAUTHENTICATED INSTRUCTIONS; PRIOR ACTS EXCLUSION)

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

It is agreed that the policy is hereby amended as follows:

1.	The INSURING AGREEMENTS Clause is amended to include the following at the end thereof:

FRAUDULENTLY-INDUCED PAYMENT COVERAGE

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from its own account in reliance upon Fraudulently-Induced Instruction(s).

© American International Group, Inc. All rights reserved.

RIDER 006

134483 (07/19)	1

RIDER# 6         (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

2.	Solely for purposes of this rider, the following definitions shall apply:

“Fraudulently-Induced Instruction” means any instruction communicated to an Insured for the purpose of directing or transferring Insured Funds and/or updating vendor bank account information that were communicated by:

a.	a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or other Employee—or by an individual acting in collusion with such person purporting to be a director, officer, partner, member, sole proprietor or other Employee (hereinafter referred to as an “Internal Requestor”), or

b.	a person purporting to be an employee of a vendor that has a Legitimate pre-existing arrangement or written agreement to provide goods or services to the Insured — or by an individual acting in collusion with such person purporting to be a vendor employee (hereinafter referred to as a “Vendor Requestor”); provided, however, Fraudulently-Induced Instruction shall not include any such instruction transmitted by an actual vendor employee who was acting in collusion with any third party in submitting such instruction but which instructions were not actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured or by an employee of a vendor;

“Funds” means Money on deposit in an account with a credit balance.

© American International Group, Inc. All rights reserved.

RIDER 006

134483 (07/19)	2

RIDER# 6         (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

3.	The maximum the Underwriter shall be Liable for all Loss under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement shall be:

$ 250,000 US	for each Single Loss sustained where the Insured did not subject the Fraudulently-Induced Instruction to an out-of-band authentication procedure (or other authentication procedure approved in writing by the Underwriter);

$15,000,000 US	for each Single Loss sustained where the Insured subjected the Fraudulently-Induced Instruction to an out-of-band authentication procedure (or other authentication procedure approved in writing by the Underwriter) and a contemporaneous record of such authentication is provided to the Underwriter;

$30,000,000 US	in the aggregate for all Loss under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement;

which amounts shah be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3 of the Declarations, and in no way shall serve to increase the Underwriter’s Limit of Liability as therein stated.

4.	With respect to the coverage afforded by virtue of this rider, “an out-of-band authentication procedure” means a procedure for confirming that:

(i)	an instruction from an Internal Requestor was actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured; or

(ii)	an instruction from a Vendor Requestor was actually made by an employee of a vendor; through use of a communication channel that is separate and unconnected from the communication channel used to send the initial instruction.

© American International Group, Inc. All rights reserved.

RIDER 006

134483 (07/19)	3

RIDER# 6         (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

5.	Solely with respect to coverage provided by this rider, the applicable per occurrence Deductible Amount is $50,000 US.

6.	Solely for purposes of this rider, “Insured” shall not mean or include any Investment Vehicle.

7.	Solely for purposes of this rider, “Investment Vehicle” shall mean any entity whose sole purpose is holding or acquiring debt, equity, or fee simple investments and/or interest in financial derivatives.

8.	Solely for purposes of this rider, the following exclusion shall apply:

The coverage afforded by the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement does not apply to any Loss occurring prior to July 22, 2019.

© American International Group, Inc. All rights reserved.

RIDER 006

134483 (07/19)	4

RIDER# 6        (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

9.	Solely for purposes of this rider, paragraph (h) of Section 2., EXCLUSIONS, is deleted in its entirety and replaced with the following:

(h)	Loss caused by an Employee, except when covered under Insuring Agreement (A), or when covered under Insuring Agreements (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance, destruction of or damage to Property, or when covered under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement and resulting directly from unintentional acts of the Employee.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 006

134483 (07/19)	5

RIDER #  7

This rider, effective at 12:01 am     September 30, 2024     forms a part of

Bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

By: AIG Insurance Company of Canada

Product Name:     Fidelity Bond Form 14

SUITS AGAINST THE UNDERWRITER RIDER

It is agreed that:

Section 5. of the CONDITIONS AND LIMITATIONS Clause, entitled NOTICE/PROOF-LEGAL PROCEEDING AGAINST UNDERWRITER, shall be amended by adding to the following additional paragraph at the end thereof:

(g)	No suit or action by the Insured or by any other person claiming through the Insured or on its behalf shall lie against the Underwriter unless such suit or action is brought in a court of competent jurisdiction within Canada.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 007

107848 (02/11)	Page 1 of 1

RIDER #  8

This rider, effective at 12:01 am      September 30, 2024      forms a part of

Bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

By: AIG Insurance Company of Canada

Product Name:       Fidelity Bond Form 14

REDEMPTION OF CANADA SAVINGS BONDS RIDER

It is agreed that:

1.	The attached bond is hereby amended by adding thereto an additional Insuring Agreement as follows:

REDEMPTION OF CANADA SAVINGS BONDS

Loss through the Insured’s paying or redeeming, or guaranteeing or witnessing any signature upon any Government of Canada bond or Canada Savings Bond which shall have been forged, counterfeited, raised or otherwise altered, or lost or stolen or on which the signature to the request for payment shall have been forged.

2.	The deductible amount applicable to this coverage shall be Twenty-Five Thousand Dollars ($25,000).

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached Bond other than above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 008

123772 CAN (03/17)	Page 1 of 1

RIDER #   9

This rider, effective at      12:01 am      September 30, 2024      forms a part of

Bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by       AIG Insurance Company of Canada

STOP PAYMENT LIABILITY RIDER

It is agreed that:

1.	The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

STOP PAYMENT LIABILITY

Loss by reason of the liability imposed upon the Insured by law for damages:

(a)	for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any authorized representative of such depositor; or

(b)	for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

2.	With respect to the coverage provided by this rider, the following shall apply:

(a)	the Underwriter’s Aggregate Limit of Liability under this the STOP PAYMENT LIABILITY Insuring Agreement shall be $250,000 US, which shall be part of, and not in addition to, the Aggregate Limit of Liability stated in the Declarations; and

(b)	a deductible of $25,000 US shall apply to each and every loss under the STOP PAYMENT LIABILITY Insuring Agreement.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

RIDER 009

101820 CAN (6/09)	1

RIDER #   10

This rider, effective at 12:01 am     September 30, 2024     forms a part of

Bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

By:     AIG Insurance Company of Canada

Product Name:    Fidelity Bond Form 14

DISCOVERY AMENDED RIDER
(WITH NOTICE PROVISIONS AMENDMENTS)

It is agreed that:

1.	The first paragraph of General Agreement F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND of the GENERAL AGREEMENTS Clause is deleted in its entirety and replaced with the following:

The President of the Insured shall notify the Underwriter at the earliest practicable moment, not to exceed Ninety (90) days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

2.	Section 3. DISCOVERY of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

This bond applies to loss discovered by the Insured’s President during the Bond Period. Discovery occurs when the Insured’s President first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured’s President receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

© American International Group, Inc. All rights reserved.

RIDER 010

124090 (5/17)	Page 1 of 2

RIDER#  10      (continued)

3.	Paragraph (a) of Section 5. NOTICE/ PROOF—LEGAL PROCEEDINGS AGAINST

UNDERWRITER of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(a)	At the earliest practicable moment, not to exceed Ninety (90) days, after discovery of loss by the Insured’s President, the Insured shall give the Underwriter notice thereof.

4.	The second paragraph of Section 12. DEDUCTIBLE AMOUNT of the CONDITIONS AND LIMITATIONS of the bond is deleted in its entirety and replaced with the following:

If the Insured discovers a potential loss that exceeds the amount set forth in Item 6 of the Declarations , the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

RIDER 010

124090 (5/17)	Page 2 of 2

RIDER#  11

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

EMPLOYEE DEFINITION AMENDED RIDER

It is agreed that:

1.	The definition of Employee in Section 1. of the CONDITIONS AND LIMITATIONS Clause is amended to include the following individuals identified below as indicated by a check in the corresponding box:

EMPLOYEES (coverage included ONLY if box checked)
(6) non-fund soliciting volunteer workers while working under the direction and control of the Insured;	☐
(7) employees of performing work duties for	☐
(8) non-compensated officers, directors or trustees while performing duties as an employee;	☒
(9) interns;	☒

(10)  Consultants (as defined below), but only while:

●     a consultancy agreement is in effect between the Insured and such Consultant or between the Insured and such Consultant’s company or firm;

●     such Consultant is performing acts within the scope of such consultancy agreement; and

●     such Consultant is under the supervision, direction and control of the Insured;

☐

©American International Group, Inc. All rights reserved.

RIDER 011

122765 CAN (03/17)	1

RIDER# 11      (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(11) retired employees employed on a consulting, contingent or part-time basis;	☒
(12) former employees for up to sixty (60) days after termination, provided termination was not due to a loss covered by the bond;	☒
(13) any employee on an approved leave of absence;	☒
(14) any employee who has been granted a waiver of a prior dishonesty situation by any insurer providing a Financial Institution Bond or similar type of coverage for the Insured;	☐

(15) a person who is a registered representative or a registered principal associated with an Insured, except a:

●     sole proprietor,

●     sole stockholder,

●     director or trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

●     partner;

☐
(16) each natural person, partnership or corporation authorized under written contract with the Insured to design, prepare, supply or service electronic computer instructions for computer systems of the Insured, herein called independent software contractor; each such independent software contractor and the partners, officers and employees of such independent software contractor shall, collectively, be deemed to be one employee for all the purposes of the bond, excepting, however, the second paragraph of Section 13. TERMINATION OR CANCELLATION of the CONDITIONS AND LIMITATIONS Clause;	☐

©American International Group, Inc. All rights reserved.

RIDER 011

122765 CAN (03/17)	2

RIDER# 11      (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(17) a natural person leased to the Insured by a labour leasing firm under a written agreement between the Insured and the firm, to perform duties related to the conduct of the Insured’s business; and	☒
(18) temporary or part-time workers.	☒

2.	For the purposes herein, Employees of one Insured are considered Employees of all Insureds.

3.	As used herein, Consultant means a professional consultant under contract, either directly or through such consultant’s company or firm, with the Insured to provide solely consulting services to the Insured. Consultant does not include any individual or entity providing services to the Insured pursuant to any contract, whether verbal, written, express or implied, to provide services to the Insured, in whole or in part, other than consulting services.

4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 011

122765 CAN (03/17)	3

RIDER#   12

This rider, effective at 12:01 am         September 30, 2024    forms a part of

Bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

By: AIG Insurance Company of Canada

Product Name:       Fidelity Bond Form 14

EMPLOYEE BENEFIT PLAN RIDER

It is agreed that:

1.	Item 1 of the Declarations, “Name of Insured,” is amended to include the following as Insureds under the attached bond:

Any of the Insured’s Employee Benefit Plans now existing or hereafter created or acquired.

2.	Solely for the purpose of the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS clause of this bond is amended by adding the following at the end thereof:

(EBP) Employee Benefit Plans means any of the following plans established by the Insured solely for the benefit of the employees of the Insured:

(1)  pension plans;

(2)  medical insurance plans;

(3)  dental insurance plans; and

(4)  group life, accident, sickness and disability insurance plans.

3.	Solely for the purpose of the coverage provided by this rider, the definition of “Employee” is amended to include the following at the end thereof:

Employee shall also include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 012

124114 CAN (05/17)	Page 1 of 1

RIDER#  13

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

NOTICE OF TERMINATION OR CANCELATION

TO SELF REGULATORY ORGANIZATION RIDER

It is agreed that:

1.	The Underwriter will mark its records to indicate that the following self-regulatory organization(s) (hereinafter “SRO(s)”) are to be notified no less than thirty (30) days prior to termination of the attached bond as an entirety in accordance with subparagraph (a) of Section 13. TERMINATION OR CANCELATION of the CONDITIONS AND LIMITATIONS of this bond.

2.	The Underwriter will mark its records to indicate that the following SRO(s) are to be notified immediately of termination of the attached bond as an entirety in accordance with parts (b), (c), (d), (e) or (f) of Section 13. TERMINATION OR CANCELATION of the CONDITIONS AND LIMITATIONS of this bond.

SELF-REGULATORY ORGANIZATION(S)

Ontario Securities Commission (OSC)

20 Queen Street West, 20th Floor

Toronto, ON M5H 3S8

3.	The Underwriter will use its best efforts to so notify the SRO(s), but failure to so notify said SRO(s) shall not impair or delay the effectiveness of any cancelation, termination or modification of this bond.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

© American International Group, Inc. All rights reserved.

RIDER 013

132485 CAN (04/19)	1

RIDER# 13      (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 013

132485 CAN (04/19)	2

RIDER# 14

This ridert, effective 12:01 am September 30, 2024 forms a part of bond number 01-615-49-79

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

VALUATION AMENDED RIDER
(WSJ DAY OF DISCOVERY)

It is agreed that:

1.	The second, third and fourth paragraphs of Section 6. VALUATION of the CONDITIONS AND LIMITATIONS Clause are deleted in their entirety and replaced with the following:

MONEY

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange published in The Wall Street Journal on the day of discovery of such loss.

SECURITIES

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof published in The Wall Street Journal on the day of discovery of such loss. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 014

111576 (9/12)	Page 1 of 1

RIDER# 15

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

GENERAL AGREEMENT B AMENDED RIDER (ACQUISITION THRESHOLD)

It is agreed that:

1.	General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE of the GENERAL AGREEMENTS Clause is amended by adding the following at the end thereof:

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

(a)	the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than twenty five percent (25%) of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

(b)	the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory-assisted transaction;

(c)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and

©American International Group, Inc. All rights reserved.

RIDER 015

101783 (06/09)	1

RIDER# 15     (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(d)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item A of the Declarations during the preceding three (3) years.

2.	Coverage provided by this rider shall extend to any newly created entities, which are majority owned or management controlled by the Insured, shall be automatically covered hereunder from their date of incorporation.

3.	Coverage under this rider shall apply to loss discovered during the bond period but which was sustained, prior to the sale date, by entities sold by the Insured. This coverage applies for a period of one (1) year from the date of the entity’s sale, but not extending beyond the termination or cancellation of the bond, provided, however, that the Insured is legally liable for such loss. Coverage afforded hereunder is excess over any valid and collectible insurance obtained by one other than the Insured.

4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.prott

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 015

101783 (06/09)	2

RIDER# 16

This rider, effective at 12:01 am September 30, 2024 forms a part of

Bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

By:	AIG Insurance Company of Canada

Product Name:	Fidelity Bond Form 14

TERMINATION OR CANCELLATION SECTION AMENDED RIDER

(CHANGE “60 DAYS” TO 90 DAYS”)

It is agreed that:

1.	In subsection (a) of the Section entitled “TERMINATION OR CANCELLATION” of the attached bond, the words “60 days” are deleted and replaced with the words “90 days.”

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 016

109414 CAN (03/17)	Page 1 of 1

RIDER# 17

This rider, effective at 12:01 am September 30, 2024 forms a part of

Bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

By:	AIG Insurance Company of Canada

Product Name:	Fidelity Bond Form 14

NAMED INSURED AMENDED RIDER
(SUBSIDIARY GREATER THAN 50%)

It is agreed that:

1.	In addition to the entity listed in Item 1 of the Declarations (the “First Named Insured”), “Insured” shall also include any subsidiary, or acquired company or corporation, or other business entity which is more than fifty percent (50%) owned by the First Named Insured or any of its subsidiary companies covered hereunder all subject to the provisions of General Agreement B.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

RIDER 017

101786 (04/17)	Page 1 of 1

RIDER# 18

This rider, effective at 12:01 am September 30, 2024 forms a part of

Bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

By:	AIG Insurance Company of Canada

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25

FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.	Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i)	confidential or non-public; or

(ii)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 018

113011 (10/12)	Page 1 of 1

RIDER# 19

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

US CURRENCY ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that all dollar amounts referenced on the Declarations page and any amendments thereto shall be subject to United States currency.

©American International Group, Inc. All rights reserved

RIDER 019

C0072 CAN (10/09)	1

RIDER# 19       (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 019

C0072 CAN (10/09)	2

RIDER# 20

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

FINRA RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No.

in favour of

It is agreed that:

1.	Item 3 of the Declarations and all references in this bond to an Aggregate Limit of Liability are deleted.

2.	The attached bond is amended by deleting the third paragraph of General Agreement F in its entirety and replacing it with the following:

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured and any settlement in which the Underwriter participates shall be a loss covered by this bond. Attorneys’ fees, costs and expenses incurred and paid by the Underwriter in the defence of the litigation shall reduce, and shall be a part of, only any portion of the Single Loss Limit of Liability that exceeds the minimum coverage required by Rule 4360 of the Financial Industry Regulatory Authority as applied to the Insured.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

4.	This rider shall become effective as of 12:01 a.m. on July 22, 2019 standard time.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 020

110785 CAN (2/12)	Page 1 of 1

RIDER# 21

This rider, effective    12:01 am           September 30, 2024         forms a part of

bond number         01-615-49-79

issued to        SPROTT FUNDS TRUST

by         AIG Insurance Company of Canada

EMPLOYEE AMENDED AND FINRA NOTICE RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No.

in favour of

It is agreed that:

1.	The attached bond is amended by inserting as an additional part in Section 1(f), definition of Employee, the following:

A person who is a registered representative or a registered principal associated with an Insured except a:

(i)	sole proprietor
(ii)	sole stockholder
(iii)	director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv)	partner.

2.	The Underwriter will mark its records to indicate that the Financial Industry Regulatory Authority (“FINRA”) is to be notified promptly concerning the cancellation or substantial modification of the attached bond, including termination of the bond upon exhaustion of the Aggregate Limit of Liability, whether at the request of the Insured or the Underwriter. The Underwriter will use its best efforts to so notify FINRA but failure to so notify FINRA shall not impair or delay the effectiveness of any such cancelation or modification.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

4.	This rider shall become effective as of 12:01 a.m. on July 22, 2019 standard time.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 021

110784 CAN (2/12)	Page 1 of 1

RIDER# 22

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

STATUTORY CONDITIONS AMENDATORY

Wherever used in this endorsement: (1) “Insurer” means the insurance company which issued this policy; (2) “Policyholder” means the Named Corporation, Named Entity, Named Insured, Named Organization, Named Sponsor or Insured that is named on the declarations page of this policy; and (3) “Insured” means all other persons or entities afforded coverage under this policy.

In consideration of the premium charged, it is hereby understood and agreed that if this policy is made or deemed to be made in the provinces of Alberta, British Columbia, Manitoba, and Saskatchewan, pursuant to the provisions of the Insurance Acts of Alberta, British Columbia, Manitoba, and Saskatchewan, this endorsement shall apply to any Insured solely to the extent that this endorsement provides terms that are more favourable to the Insured than the other terms of this policy and any endorsements to this policy:

Change of Interest

The Insurer is liable for covered loss or damage occurring after an authorized assignment under the Bankruptcy and Insolvency Act (Canada) or a change of title by succession, by operation of law or by death.

©American International Group, Inc. All rights reserved

RIDER 022

139855 CAN (12/20)	1

RIDER# 22 (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

Property of Others

The Insurer is not liable for loss or damage to property owned by a person other than the Insured unless:

(a)	otherwise specifically stated in the policy, or

(b)	the interest of the Insured in that property is stated in the policy.

Material Change in Risk

(1)	The Insured must promptly give notice in writing to the Insurer or its agent of a change that is:

(a)	material to the risk, and

(b)	within the control and knowledge of the Insured.

(2)	If an Insurer or its agent is not promptly notified of a change under subparagraph (1) of this condition, the policy is void as to the part affected by the change.

©American International Group, Inc. All rights reserved

RIDER 022

139855 CAN (12/20)	2

RIDER# 22      (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(3)	If an Insurer or its agent is notified of a change under subparagraph (1) of this condition, the Insurer may:

(a)	terminate the policy in accordance with the Termination of Insurance condition set forth below, or

(b)	notify the Insured in writing that, if the Insured desires the policy to continue in force, the Insured must, within 15 days after receipt of the notice, pay to the Insurer an additional premium specified in the notice.

(4)	If the Insured fails to pay an additional premium when required to do so under subparagraph (3)(b) of this condition, the policy is terminated at that time and Termination of Insurance condition (2)(a) applies in respect of the unearned portion of the premium.

Termination of Insurance

(1)	The policy may be terminated:

(a)	by the Insurer giving to the Policyholder 15 days’ notice of termination by registered mail or 5 days’ written notice of termination personally delivered, or

(b)	by the Policyholder at any time on request.

(2)	If the policy is terminated by the Insurer:

(a)	the Insurer must refund the excess of premium actually paid by the Policyholder over the prorated premium for the expired time, but in no event may the prorated premium for the expired time be less than any minimum retained premium specified in the policy, and

©American International Group, Inc. All rights reserved

RIDER 022

139855 CAN (12/20)	3

RIDER# 22      (Continued)

This rider, effective at 12:01AM September 30, 2024 forms a part of bond number 01-615-49-79

Issued to: SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(b)	the refund must accompany the notice unless the premium is subject to adjustment or determination as to amount, in which case the refund must be made as soon as practicable.

(3)	If the policy is terminated by the Policyholder, the Insurer must refund as soon as practicable the excess of premium actually paid by the Insured over the short rate premium for the expired time specified in the policy, but in no event may the short rate premium for the expired time be less than any minimum retained premium specified in the policy.

(4)	The 15 day period referred to in subparagraph (1)(a) of this condition starts to run on the day the registered letter or notification of it is delivered to the Pol icy holder’s postal address.

Notice

(1)	Written notice to the Insurer may be delivered at, or sent by registered mail to, the chief agency or head office of the Insurer in the province.

(2)	Written notice to the Insured may be personally delivered at, or sent by registered mail addressed to, the Insured’s last known address as provided to the Insurer by the Insured.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

 ©American International Group, Inc. All rights reserved.

RIDER 022

139855 CAN (12/20)	4

RIDER# 23

This rider, effective    12:01 am         September 30, 2024        forms a part of

policy number 01-615-49-79

issued to SPROTT FUNDS TRUST

by      AIG Insurance Company of Canada

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

TSB5062CAN	05/11	FORM 14 CANADA DEC

TSB5062CAN	05/11	FORM 14 CANADA GUTS

136015 CAN	03/20	COMPUTER CRIME COVERAGE RIDER CANADIAN FORM 14 VERSION

121263	04/17	FRAUDULENT TRANSFER INSTRUCTIONS RIDER

123775 CAN	03/17	MAIL COVERAGE RIDER

109204	08/11	INSURING AGREEMENT (A) - FIDELITY AMENDED RIDER (_AND_ TO _0R_ EXCEPT LOANS OR TRADING PLUS ROBIN HOOD)

101779 CAN	04/17	AUDIT EXPENSE RIDER (FIB 14, 24)

134483	07/19	IMPERSONATION FRAUD (FRAUDULENTLY-INDUCED PAY; SEP SUB AUTH - UNAUTH INS; PRIOR ACTS EXCL)(FB 14 -15)

107848	02/11	SUITS AGAINST THE UNDERWRITER RIDER

123772 CAN	03/17	REDEMPTION OF CANADA SAVINGS BONDS RIDER

101820 CAN	06/09	STOP PAYMENT LIABILITY RIDER

124090	05/17	DISCOVERY AMENDED RIDER (WITH NOTICE PROVISIONS AMENDMENTS)

122765 CAN	03/17	EMPLOYEE DEFINITION AMENDED RIDER

124114 CAN	05/17	EMPLOYEE BENEFIT PLAN RIDER

132485 CAN	04/19	Notice of Termination or Cancelation to Self-Regulatory Organization Rider

111576	09/12	VALUATION AMENDED RIDER (WSJ DAY PRECEDING DISCOVERY)

101783	06/09	GENERAL AGREEMENT B AMENDED RIDER (ACQUISITION THRESHOLD)

109414 CAN	03/17	TERMINATION OR CANCELLATION SECTION AMENDED RIDER (60 DAYS TO 90 DAYS)

101786	04/17	NAMED INSURED AMENDED RIDER (SUBSIDIARY GREATER THAN 50)

113011	10/12	PROTECTED INFORMATION EXCLUSION

C0072 CAN	10/09	US CURRENCY ENDORSEMENT

78859 (10/01)	Page 1 of 2

RIDER# 23

This rider, effective     12:01 am         September 30, 2024        forms a part of

policy number       01-615-49-79

issued to SPROTT FUNDS TRUST

by          AIG Insurance Company of Canada

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

110785 CAN	02/12	FINRA RIDER

110784 CAN	02/12	EMPLOYEE AMENDED AND FINRA NOTICE RIDER

139855 CAN	12/20	STATUTORY CONDITIONS AMENDATORY

78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

78859 (10/01)	Page 2 of 2

CUSTOMER ADVISORY REGARDING THE ENFORCEMENT OF ECONOMIC EMBARGOES AND TRADE SANCTIONS

This Trade Sanction Advisory is part of AIG Insurance Company of Canada comprehensive compliance program and is meant to serve as a reminder of the existing applicable legal requirements with respect to Trade Sanctions.

Your rights as a policyholder and payments to you, any insured or claimant, for loss under this policy may be affected by the administration and enforcement of economic embargoes and trade sanctions applicable to you, any insured, claimant and/or to the insurer and their respective controlling entities (hereinafter “Trade Sanctions”).

WHAT IS AN ECONOMIC EMBARGO AND/OR TRADE SANCTION?

Trade Sanctions involve the imposition by a country of legal measures to restrict or prohibit trade, services or other economic activity with a target country, entity or individual. For example, the Parliament of Canada has enacted legislation authorizing the imposition of Trade Sanctions through the United Nations Act, the Special Economic Measures Act and some provisions of the Export and Import Permits Act.

Depending upon the identity, domicile, place of incorporation or nationality of the policyholder, insured, claimant, insurer, or the parent company and ultimate controlling entity of the policyholder, insured, claimant or insurer, or the country where the claim arises, Trade Sanctions of foreign countries, including the United States of America, may be applicable. The application of sanctions could necessitate the seizure or freezing of property, including but not limited to the payment of a claim.

Existing Trade Sanctions can be amended, and new Trade Sanctions can be imposed, at any time.

OBLIGATIONS PLACED ON US AS A RESULT OF TRADE SANCTIONS

If we determine that you or any insured, additional insured, loss payee, or claimant are on a prohibited list or are connected to a sanctioned country, entity or individual, or a prohibited activity, as designated by the relevant Trade Sanction, we may be required to comply with the requirements of the applicable Trade Sanction, which by way of example, may include blocking or “freezing” property and payment of any funds and the reporting of such occurrences to the relevant authorities within the prescribed time periods, if any.

POTENTIAL ACTIONS BY US

Depending upon the requirements of the relevant Trade Sanction:

1.	We may be required to immediately cancel your coverage effective on the day that we determine that we have transacted business with an individual or entity associated with your policy on a prohibited list or connected to a sanctioned country as described in the relevant Trade Sanction.

2.	If we cancel your coverage, you may not receive a return premium unless permitted pursuant to the relevant Trade Sanction. All blocked or frozen funds will be placed in an interest bearing blocked account established on the books of a financial institution.

3.	We may not pay a claim, accept premium or exchange monies or assets of any kind to or with individuals, entities or companies (including a bank) on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction. Furthermore, we may not defend or provide any other benefits under your policy to individuals, entities or companies on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction.

Exhibit 2

Authorization to Renew Fidelity Bond

WHEREAS:	the amount of the coverage under such Fidelity Bond for the Trust is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS:	the custody and safekeeping of the securities and other assets of the Sprott Gold Miners ETF, Sprott Junior Gold Miners ETF and Sprott Uranium Miners ETF, Sprott Junior Uranium Miners ETF, Sprott Copper Miners ETF, Sprott Junior Copper Miners ETF, Sprott Nickel Miners ETF, Sprott Lithium Miners ETF, Sprott Critical Materials ETF and the Sprott Gold Equity Fund (each a “Fund” and collectively, the “Funds”) are exclusively the obligation of the Custodian; and

WHEREAS:	no employee of the Trust, employee of the Adviser or Sub-Adviser, or employee of the Sub-Adviser has access to s Fund’s portfolio securities; and

WHEREAS:	the current fidelity bond in place expires on September 30, 2024.

RESOLVED:	that the Trustees find that the participation of each Fund in the Trust’s Joint Fidelity Bond (the “Bond”) is in the best interests of each Fund; and it is

FURTHER RESOLVED:

that the portion of the premium for the Bond to be paid by each Fund, in substantially the form presented at the Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the number of the other parties named as insureds; (ii) the nature of the business activities of such other parties; (iii) the amount of the Bond; (iv) the amount of the premium for such Bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, ratified and approved; and it is

FURTHER RESOLVED:

that the Trustees find that the premium to be paid by each Fund in respect of such Bond is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its prorata share of the premium based on relative asset size and, in any event, the Fund would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Fund participating in the Bond; and it is

FURTHER RESOLVED:

that the amount, type, form and coverage of the Fidelity Bond and for the period from September 30, 2024 to September 30, 2025 as described at the Meeting are reasonable, the Fidelity Bond is hereby approved, and that the proper officers of the Trust are authorized to execute and deliver such documents, if any, as may be necessary for each Fund to participate in the Bond; and it is

FURTHER RESOLVED:	that the proper officers of the Trust are directed and authorized to make or cause to be made any filings or notices with respect to such Bond required by Rule 17g-1 under the 1940 Act.